UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number: 0-25620
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
ASV, Inc. Employee Savings and Profit Sharing Plan
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
A.S.V., Inc.
840 Lily Lane
Grand Rapids, MN 55744
218-327-3434

ASV, Inc. Employee Savings and Profit Sharing Plan

Report of Independent Registered Public Accounting Firm
Board of Directors and participants
     ASV, Inc. Employee Savings and Profit Sharing Plan
          We have audited the accompanying statements of net assets available for benefits of ASV, Inc. Employee Savings and Profit Sharing Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
          In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
          Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the accompanying table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Grant Thornton LLP
Minneapolis, Minnesota
June 28, 2007

ASV, Inc. Employee Savings and Profit Sharing Plan
Statements of Net Assets Available for Benefits
December 31, 2006 and 2005

	2006	2005
ASSETS
Cash	$6,439	$2,373
Investments at fair value	5,040,028	5,478,172
Participant loans at estimated fair value	123,459	90,967

	5,169,926	5,571,512

Receivables
Participant elective deferrals	20,987	12,195
Plan sponsor matching contribution	4,197	2,439
Loan payments	1,978	—

	27,162	14,634

Total Assets	5,197,088	5,586,146

LIABILITIES

Benefits payable	—	570

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$5,197,088	$5,585,576

The accompanying notes are an integral part of these financial statements.

ASV, Inc. Employee Savings and Profit Sharing Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2006 and 2005

	2006	2005
ADDITIONS
Investment income:
Net appreciation (depreciation) in the fair value of investments	$(1,113,833)	$334,466
Dividends	39,396	30,044
Interest	7,293	5,552

	(1,067,144)	370,062

Contributions
Participant elective deferrals	625,253	460,259
Employer match	123,355	91,507
Participant rollovers	16,691	59,441

	765,299	611,207

Total net additions (subtractions)	(301,845)	981,269

DEDUCTIONS
Benefits paid to participants	(86,643)	(106,574)

Net increase (decrease)	(388,488)	874,695

NET ASSETS AVAILABLE FOR BENEFITS

Beginning of year	5,585,576	4,710,881

End of year	$5,197,088	$5,585,576

The accompanying notes are an integral part of these financial statements.

ASV, Inc. Employee Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
NOTE A — PLAN DESCRIPTION
The following description of the ASV, Inc. Employee Savings and Profit Sharing Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution (401(k)) plan covering all full-time employees of A.S.V., Inc. (the Company) who are twenty and one-half years of age and have completed three consecutive months of service as of a Plan entry date (January 1 and July 1). Employees compensated on a commission only basis and members of collective bargaining agreements are not eligible to participate in the Plan. Employees are eligible for discretionary employer matching and non-elective contributions when they become participants in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
Contributions made pursuant to participant elective deferrals are permitted up to 25% of the participants’ eligible compensation, subject to limits established by law. Participants satisfying certain criteria are permitted to make catch-up contributions, as stated in the Plan agreement. Participants may also make rollover contributions to the Plan. Elective deferral contribution percentages may be changed effective on the next payroll period beginning on or after a Plan entry date. Matching employer contributions are at the discretion of the Plan Sponsor, and were 20% of the participants’ elective deferral for the years ended December 31, 2006 and 2005. No non-elective contributions were made for the years ended December 31, 2006 and 2005.
Participants’ Accounts
Participants’ accounts are credited with their participant contributions (elective deferral, catch-up and rollover), discretionary employer matching and non-elective contributions and an allocation of Plan earnings or losses. Allocations of Plan earnings or losses are based on the participant’s account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Investment Options
All investments are participant directed. Participants can invest in the ASV Stock Fund (the common stock of the Company), the Caterpillar Stock Fund and 11 mutual funds.

ASV, Inc. Employee Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
NOTE A — PLAN DESCRIPTION (Continued)
Vesting
Participants are immediately vested in their contributions plus actual earnings thereon. Participants are 100% vested in the Company’s matching and other discretionary contributions plus actual earnings thereon after three years of service, as defined in the Plan, for contributions made after January 1, 2002, or after five years of service, as defined in the Plan, for contributions made before January 1, 2002.
Participant Loans
Participants may borrow up to 50% of their vested account balance, with a minimum of $1,000 and a maximum of $50,000. Such loans bear interest generally at the prime rate plus 2% (6.0% to 10.25% at December 31, 2006). Principal and interest for active participants are repaid ratably through payroll deductions, generally over a period ranging from one to no more than five years.
Payment of Benefits
On termination of service, a participant may elect to 1) receive a lump-sum distribution equal to the value of the participant’s vested account balance, net of tax, 2) receive monthly annuity payments based on the value of the participant’s vested account balance, 3) rollover the entire vested portion to a qualified plan or 4) leave the balance in the Plan.
Forfeitures
Forfeitures may be used to pay administrative expenses of the Plan and/or reduce the amount of matching contributions made by the Company.
Plan Termination
Although the Company has no current intention of terminating the Plan, the Plan provides that upon termination, all amounts credited to a participant’s account become 100% vested. Net assets of the Plan would be distributed to the participants as prescribed in the Plan agreement.
Administrative Expenses
All administrative fees are paid by the Company. During 2006 and 2005, $2,976 and $3,399 of administrative fees were paid by the Company.

ASV, Inc. Employee Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the significant accounting policies for the Plan, consistently applied in the preparation of the accompanying financial statements, follows:
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Use of Estimates
Preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.
Benefits Paid to Participants
Benefits paid to participants are recorded by the Plan when paid.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value, except for the First American Stable Asset Advisor Fund which is stated at contract value. The Plan adopted Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). As described in this FSP investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The contract value approximates fair value for the First American Stable Asset Advisor Fund.
The ASV Stock Fund and the Caterpillar Stock Fund are valued utilizing the last quoted market price on the last business day of the year.
Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Income from these funds represents the Plan’s share of income from the mutual funds.

ASV, Inc. Employee Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
NOTE B — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)
Participant loans are valued at historical cost, which approximates the estimated fair value of the loan.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.
Risks and Uncertainties
In general, the investments provided by the Plan are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statement of net assets available for benefits.
Net Appreciation (Depreciation) in Fair Value of Investments
Net appreciation (depreciation) in the fair value of investments represents the net realized gains or losses and the net unrealized appreciation or depreciation of investments. Realized gains or losses are the difference between the proceeds received and either the cost of the investment sold, determined on an average cost basis, or the fair value at the end of the previous year, whichever is applicable. Unrealized appreciation or depreciation is the change in the difference between fair value and the cost of investments or the fair value at the end of the previous year, whichever is applicable.

ASV, Inc. Employee Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
NOTE C — INVESTMENTS
The following investments represent 5% or more of the Plan’s net assets.

	December 31,
	2006	2005

Common Stock
ASV Stock Fund, 153,386 and 145,981 shares	$2,495,590	$3,646,605
Caterpillar Stock Fund, 8,676 and 7,586 shares	532,099	438,261

Mutual Funds
American Funds EuroPacific Growth Fund, 9,422 and 6,883 shares	438,700	282,889
Franklin Small-Mid Cap Growth Fund, 11,006 and 8,906 shares	415,702	335,941
First American Equity Index Fund, 10,290 shares	270,327	*

*	Amount represents less than 5% of Plan net assets.
The Plan’s investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:

	Year ended December 31,
	2006	2005
Common stock	$(1,280,931)	$238,285
Mutual funds	167,098	96,181

	$(1,113,833)	$334,466

NOTE D — INCOME TAX STATUS
The Plan adopted the Accudraft non-standardized prototype 401(k) plan on January 1, 1997. The Accudraft prototype plan (Accudraft plan) received an IRS determination letter dated March 5, 2002, in which the Internal Revenue Service stated that the Accudraft plan meets the qualification requirements under Internal Revenue Code Section 401(a). The Plan has been amended since the Accudraft plan received its determination letter. However, the Plan Administrator believes the Plan is currently in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the financial statements.

ASV, Inc. Employee Savings and Profit Sharing Plan
Notes to Financial Statements
December 31, 2006 and 2005
NOTE E — RELATED PARTIES
The Company has been designated as the Plan Administrator. These services are provided at no expense to the Plan.
The Plan permits investments in common stock of the Company. These transactions qualify as parties-in-interest transactions.
The Plan permits investments in common stock of Caterpillar Inc., a 23% shareholder of the Company. These transactions qualify as parties-in-interest transactions.
NOTE F — SUBSEQUENT EVENT
Effective January 1, 2007, the Plan adopted the American Funds Distributors, Inc. non-standardized prototype 401(k) (American Funds Plan) and terminated the Accudraft non-standardized prototype 401(k) plan. In conjunction with the new Plan, all investments were transferred to the American Funds Plan in January 2007. All plan provisions are the same under the American Funds Plan and the Accudraft Plan.

SUPPLEMENTAL SCHEDULES

ASV, Inc. Employee Savings and Profit Sharing Plan
Plan EIN: 41-1812563
Plan Number: 001
Schedule H, Line 4(a) — Schedule of Delinquent Participant Contributions
December 31, 2006

(a) Dates of	(b) Date corrected	(c) Description	(d) Principal	(e) Lost
occurrence	in 2006	of occurrence	amount	earnings
7/1/04	November 17, 2006	Participant deferral contributions deposited late	$44,869	$116

7/8/04 7/15/04 7/22/04 7/29/04

ASV, Inc. Employee Savings and Profit Sharing Plan
Plan EIN: 41-1812563
Plan Number: 001
Schedule H, Line 4(i) — Schedule of Assets (Held at end of Plan Year)
December 31, 2006

	(b) Identity of issuer, borrower,		(e) Current
(a)	lessor or similar party	(c) Description of investment	value
		Common Stock
*	A.S.V., Inc.	ASV Stock Fund	$2,495,590
*	Caterpillar Inc.	Caterpillar Stock Fund	532,099

			3,027,689

		Mutual Funds
	American Funds	EuroPacific Growth Fund	438,700
	First American Funds	Stable Asset Advisor Fund	95,271
	First American Funds	Strategy Income Fund	33,066
	First American Funds	Strategy Growth & Income Fund	42,938
	First American Funds	Strategy Growth Fund	201,035
	First American Funds	Strategy Aggressive Growth Fund	127,756
	First American Funds	Balanced Fund	108,734
	First American Funds	Equity Index Fund	270,327
	First American Funds	Large Cap Growth Opportunities Fund	202,365
	Franklin Templeton Investments	U.S. Government Securities Fund	76,445
	Franklin Templeton Investments	Small-Mid Cap Growth Fund	415,702

			2,012,339
		Participant Loans
*	Participant Loans	Interest ranging from 6.0% to 10.25%	123,459

			$5,163,487

*	Represents a party-in-interest to the Plan

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASV, Inc. Employee Savings and Profit-Sharing Plan

by

A.S.V., Inc., as Plan Administrator

by

Date: June 29, 2007	/s/ Thomas R. Karges

Thomas R. Karges, Chief Financial Officer and Secretary
(principal financial officer and principal accounting officer)

EXHIBIT INDEX

Exhibit		Method of Filing

23	Consent of Grant Thornton LLP, independent registered public accounting firm	Filed herewith electronically